SCHEDULE 13D
CUSIP No. 978842 10 2	Page 1 of 3 Pages

Exhibit 3

UNITED STATED DISTRICT COURT SOUTHERN DISTRICT OF FLORIDA MIAMI DIVISION

Case No. 08-60111-CIV-GRAHAM/TORRES

ROBERT D. DANCE,

Plaintiff,

v.

LEVITT CORP., ALAN B. LEVAN, and GEORGE P. SCANLON

Defendants.
________________________________/

ORDER

          THIS CAUSE came before the Court upon the Motion of Robotti & Company, LLC and Robotti & Company Advisors, LLC for Appointment as Lead Plaintiff and Approval of Selection of Lead and Liaison Counsel [D.E. 9].

THE COURT has considered the Motion, the pertinent portions of the record, and is otherwise fully advised in the premises.

I. BACKGROUND

          This matter was initiated when Plaintiff Robert D. Dance filed a Class Action Complaint against the Defendants for alleged violations of Federal Securities Laws [D.E. 1].  Specifically, Plaintiff Robert Dance, a purchaser of common stock issued by Defendant Levitt Corp., ("Levitt"), a real estate development company, alleges that Defendant Levitt through its Officers, Chief Executive Officer Alan Levan and Chief Financial Officer George Scanlon, disseminated materially false and misleading statements to the public in violation of Section 10(b) and 20(a) of the Securities and Exchange Act, 15 U.S.C. Section 78j(b) and 78(t)(a), and the Securities and Exchange Commission Rule 10 (b)(5).  Plaintiff alleges that the false and misleading statements caused Levitt's common stock to become overvalued and artificially inflated, and thereby caused damage to Plaintiff and other stock purchasers, who in reliance on the statements purchased the inflated stock.  Plaintiff alleges that when the false and misleading statements were disclosed that Levitt's stock fell by approximately 70%.  Plaintiff seeks compensatory damages, costs and attorney's fees on behalf of himself and other class members who purchased Levitt stock between January 31, 2007 and August 14, 2007.

          In the instant Motion, two of the potential Class Members, Robotti & Company, LLC and Robotti & Company Advisors, LLC ("Robotti") seek to be appointed Lead Plaintiff pursuant to 15 U.S.C. Sections 78u-4(3)(B)(iii) and to have their legal counsel, Kirby McInerney LLP appointed as lead counsel and Berman DeValerio Pease Tabacco Burt and Pucillo (Berman DeValerio") appointed as Liaison Counsel pursuant to 15 U.S.C. Section 78u-4(3)(B)(v) [D.E. 9].  No other potential Class Members have filed a motion seeking to be appointed as Lead Plaintiff, nor have any filed objections to the Robotti Plaintiffs being named Lead Plaintiff.

The Defendants have filed a Response to the Motion for Appointment as Lead Plaintiffs [D.E. 12] indicating that they take no position on who should be appointed lead plaintiff or counsel.

SCHEDULE 13D
CUSIP No. 978842 10 2	Page 2 of 3 Pages

II.     LAW & DISCUSSION

A. The Private Securities Litigation Reform Act of 1995

          The Private Securities Litigation Reform Act of 1995 ("PSLRA") provides that within 90 days after publication of notice, the court must consider any motion made by a class member and appoint as Lead Plaintiff the member or members of the class that the court determines to be most capable of adequately representing the interests of the class members.  15 U.S.C. Sections 78u-4(a)(3)(B)(I).  In determining the "most adequate plaintiff," the PSLRA states the following:

[T]he court shall adopt a presumption that the most adequate plaintiff in any private action arising under this title is the person or group of persons that-

(aa) has either filed the complaint or made a motion in response to a notice...

(bb) in the determination of the court, has the largest financial interest in the relief sought by the class; and

(cc) otherwise satisfies the requirements of Rule 23 of the Federal Rules of Civil Procedure.

15 U.S.C. Section 78u-4(a)(3)(B)(iii).

The PSLRA also vests authority in the Lead Plaintiff to select and retain lead counsel, subject to the approval of the Court. 15 U.S.C. Section 78u-4 (a)(3)(B)(v).

B. Appointment of Lead Plaintiff

          In this case, Robotti is the only potential class member that has filed a Motion seeking to be appointed as Lead Plaintiff.  In support of its Motion, Robotti has submitted the Declaration Jay W. Eng, and associate at the law firm of Berman DeValerio, a Certification from Robert E. Robotti, President of Robotti & Company, LLC and Robotti & Company Advisors, LLC, and the firm resumes of the two firms Plaintiff Robotti wishes to have appointed as lead and liaison counsel [D.E. 10].

          Based upon the review of the materials submitted by Robotti, for the following reasons, the Court concludes that Robotti should be appointed Lead Plaintiff, as Robotti qualifies as the most adequate plaintiff.

          First, Robotti has timely filed a motion in response to the notice filed by the named Plaintiff.  According to Mr. Eng's Declaration, on January 25, 2008, a notice regarding the pendency of this action was published by counsel for the named plaintiff, Robert D. Dance, on Business Wire.  Robotti filed the instant Motion within sixty (60) days of that notice, thus is in compliance with Section 78u-4(a)(3)(A) of the PSLRA.

          Also, the Certification of Robert Robotti indicates that Robotti suffered losses greater than $3 million dollars due to the alleged violation by the Defendants.  Thus, it appears that Robotti has the largest financial interest in the relief sought by the class.

          In addition, Robotti seemingly satisfies the requirements of Rule 23 of the Federal Rules of Civil Procedure as required by the PSLRA.  Specifically, Robotti's claims are typical to those of the other potential class members, and Robotti appears to be able to fairly and adequately protect the interests of the class.  Thus, Robotti thereby qualifies, pursuant to 15 U.S.C. Section 78u-4 (a)(3)(B)(iii), as the most adequate Plaintiff.

C. Appointment of Lead Plaintiff's Counsel

          As previously stated. Robotti seeks to have the law firms of Kirby McInerney and Berman DeValerio named as lead counsel.  The firm resumes submitted for each indicate that both firms are experienced in handling class action securities fraud cases.  Also, it appears that both firms are adequately staffed to handle a potentially large class and to manage the case in accordance with this Court's Orders and the Federal Rules of Civil Procedure.  Therefore, this Court finds that the firms selected by the Lead Plaintiffs should be approved pursuant to 15 U.S.C. Section 78u-4(a)(3)(B)(v).

SCHEDULE 13D
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III.     CONCLUSION

Accordingly, based on the foregoing, it is

          ORDERED AND ADJUDGED that Robotti & Company, LLC and Robotti & Company Advisors, LLC, Motion for Appointment as lead Plaintiff and Approval of Selection of Lead and Liaison Counsel [D.E. 9] is GRANTED.  It is further

ORDERED AND ADJUDGED that Robotti & Company, LLC and Robotti & Company Advisors, LLC. are hereby appointed as Lead Plaintiff in the above-captioned action. It is further

          ORDERED AND ADJUDGED that the Court approves the Lead Plaintiff's selection for counsel for this matter.  Kirby McInerney, LLP is hereby appointed as Lead Counsel in the above-captioned matter, and Berman DeValerio Pease Tabacco Burt and Pucillo is hereby appointed to serve Liaison Counsel, for the class in the above-captioned matter.

DONE AND ORDERED in Chambers at Miami, Florida. this 7th day of July, 2008

/s/ Donald L. Graham

DONALD L. GRAHAM
UNITES STATES DISTRICT JUDGE

cc: Counsel of Record